UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13G

		    Under the Securities Exchange Act of 1934
				(Amendment No.1)*

NAME OF ISSUER:		Meridian Bioscience, Inc.**

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	589584101

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:	March 31, 2013

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Shares of this security have been omitted from this schedule because those shares are subject to the Lehman bankruptcy proceeding.
Accordingly, neither BNY Mellon nor any of its affiliates (" BNY Mellon ") have beneficial ownership over those shares. BNY Mellon will include such shares on future Schedule 13G filings once beneficial ownership is regained.

CUSIP NUMBER:	589584101

(1)	Names of Reporting Persons  The Bank of New York Mellon Corporation
	IRS Identification Nos. of Above Persons	  IRS No.13-2614959

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      New York

Number of Shares 		(5)  Sole Voting Power           2,001,962
Beneficially
Owned by Each 			(6)  Shared Voting Power               961
Reporting Person
With				(7)  Sole Dispositive Power      1,370,256

				(8)  Shared Dispositive Power          961

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                    2,032,827

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               4.91%

(12) Type of Reporting Person (See Instructions)			HC



				SCHEDULE 13G

Item 1(a)    Name of Issuer:	Meridian Bioscience, Inc.

Item 1(b)    Address of Issuer's Principal Executive Office:
                               3471 River Hills Drive
                               Cincinnati, Ohio  45244
                               United States

Item 2(a)    Name of Person Filing:   The Bank of New York Mellon Corporation
                                      and any other reporting person(s)
                                      identified on the second part of the
                                      cover page(s) and Exhibit I

Item 2(b)     Address of Principal Business Office, or if None, Residence:
                                   C/O The Bank of New York Mellon Corporation
                                       One Wall Street, 31st Floor
                                       New York, New York 10286
                                       (for all reporting persons)

Item 2(c)     Citizenship:           See cover page and Exhibit I

Item 2(d)     Title of Class of Securities:	Common Stock

CUSIP Number	589584101

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person ") for each reporting person.

           Symbol Category

            BD   =   Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934

            BK   =   Bank as defined in Section 3(a)(6) of the Securities
                     Exchange Act of 1934

            IV   =   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

            IA   =   Investment Advisor registered under Section 203 of the
                     Investment Advisors Act of 1940

            EP   =   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Section 240.13 - d(1)(b)(1)(ii)(F)

            HC   =   Parent Holding Company, in accordance with Section
                     240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of The Bank of New York Mellon Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538 (January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked: (    ) The Bank of New York
Mellon and/or (    ) The Bank of New York Mellon Trust Company, National
Association is/are the trustee of the issuer's employee benefit plan (the
Plan), which is subject to ERISA. The securities reported include all shares held of record by such reporting person(s) as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X)

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct. This filing is signed by The Bank of New York Mellon Corporation on behalf of all reporting entities pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.
Date:	 April 09, 2013

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ NICHOLAS R. DARROW
--------------------------
  Nicholas R. Darrow
  Senior Vice President
  Attorney-In-Fact for
  The Bank of New York Mellon Corporation

                                   EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of The Bank of New York Mellon Corporation, as marked (X):

(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act" (15 U.S.C. 78c) or "Item 3(j)A non-U.S. institution in accordance with Rule 240.13d-1
     (b)(1)(ii)(J)"

     (X)  The Bank of New York Mellon
     ( )  The Bank of New York Mellon Trust Company, National Association
     (X)  BNY Mellon, National Association
     ( )  BNY Mellon Trust of Delaware

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) An investment adviser in accordance with Section 240.13d-1
     (b)(1)(ii)(E)" or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( )  BNY Mellon ARX Investimentos Ltda (parent holding company of
          BNY Mellon Ativos Financeiros Ltda)
     ( )  The Boston Company Asset Management LLC
     (X) The Dreyfus Corporation (parent holding company of MBSC Securities Corporation)
     ( )  Insight Investment Management (Global) Limited
     ( )  Lockwood Advisors, Inc.
     (X)  Mellon Capital Management Corporation
     ( )  Newton Capital Management Limited
     ( )  Newton Investment Management Limited
     ( )  Standish Mellon Asset Management Company LLC
     ( )  Urdang Securities Management, Inc.
     ( )  Urdang Capital Management, Inc.
     (X)  Walter Scott & Partners Limited

(C) The Item 3 classification of each of the subsidiaries listed below is "Item 3(a) Broker or dealer registered under Section 15 of the Act"
     (15 U.S.C. 78c) or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( )  MBSC Securities Corporation
     (X)   Pershing LLC

(D) The Item 3 classification of each of the subsidiaries listed below is "Item 3(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)"

     (X)  The Bank of New York Mellon Corporation
     ( )  B.N.Y. Holdings (Delaware) Corporation (parent holding company of
          BNY Mellon Trust of Delaware)
     ( ) Insight Investment Management Limited (parent holding company of Insight Investment Management (Global) Limited)
     ( )  MAM (MA) Holding Trust (parent holding company of Standish
          Mellon Asset Management Company LLC; The Boston Company
          Asset Management LLC)
     (X)  MBC Investments Corporation (parent holding company of Mellon
          Capital Management Corporation; BNY Mellon Investment Management (Jersey) Ltd.)
     (X) BNY Mellon Investment Management (Jersey) Ltd. (parent holding company of BNY Mellon Investment Management (Europe) Ltd.)
     (X) BNY Mellon Investment Management (Europe) Ltd. (parent holding company of BNY Mellon Investment Management Europe Holdings Ltd.)
     (X) BNY Mellon Investment Management Europe Holdings Ltd. (parent holding company of BNY Mellon International Asset Management Group Limited; Mellon JV Limited)
     (X) BNY Mellon International Asset Management Group Limited (parent holding company of Newton Management Limited; BNY Mellon International Asset Management (Holdings) Limited; Insight Investment Management Limited)
     ( ) BNY Mellon Asset Management International Holdings Limited (parent holding company of BNY Mellon Asset Management Japan Limited; Mellon JV Limited)
     ( )  Mellon Overseas Investment Corporation (parent holding company to
          BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A. and (indirect) BNY Mellon Gestao de Patrimonio Ltda)
     ( ) Newton Management Limited (parent holding company of Newton Capital Management Limited; Newton Investment Management Limited)
     (X) Pershing Group LLC (parent holding company of Lockwood Advisors, Inc. and Pershing LLC)
     ( )  The Bank of New York Mellon SA/NV (parent holding company of
          BNY Mellon Service Kapitalanlage-Gesellschaft mbH)
     ( ) Mellon JV Limited (parent holding company of BNY Mellon Investment Holdings (Germany) Limited)
     ( ) BNY Mellon Investment Holdings (Germany) Limited (parent holding company of Meriten Investment Management)
     (X) BNY Mellon International Asset Management (Holdings) Limited (parent holding company of BNY Mellon International Asset Management (Holdings) No. 1 Limited)
     (X) BNY Mellon International Asset Management (Holdings) No. 1 Limited (parent holding company of Walter Scott & Partners Limited)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A), (B), (C) AND (D) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF THE BANK OF NEW YORK MELLON CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON THE BANK OF NEW YORK MELLON CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED
SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR THE BANK OF NEW YORK MELLON CORPORATION).

                           POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a "Company") does hereby make, constitute and appoint each of Kenneth J. Bradle, Sri Gupta, John E. Thomas, Jr., Nicholas R. Darrow, (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings, be they written or oral, required to be made by the Company with respect to securities which may be deemed to be beneficially owned by the Company or under the Company's investment discretion under:

    *the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those filings required to be submitted on Form 13F, Schedule 13G and Form SH, and

    *the laws of any jurisdiction other than the United States of America, including those filings made to disclose securities holdings as required to be submitted to regulatory agencies, exchanges and/or issuers, giving and granting unto each said attorney-in-fact power and authority to correspond with issuers, regulatory authorities, and other entities as is required in support of the filings referenced above, and to act in the premises as fully and to all intents and purposes as the Company might or could do to comply with the applicable regulations if personally present by one of its authorized signatories (including, but not limited to, instructing local counsel on a Company's behalf), hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Bank of New York Mellon Corporation or one of its affiliates.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.

-----------------------------------------------------------------------------
|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON                BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GERALD L. HASSELL
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gerald L. Hassell
    Vice Chairman                              President
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON                THE BANK OF NEW YORK MELLON

By: /S/ GERALD L. HASSELL                  By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    Gerald L. Hassell                          Donald R. Monks
    President                                  Vice Chairman
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON TRUST          THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION              COMPANY, NATIONAL ASSOCIATION

By: /S/ KAREN A. BAYZ                      By: /S/ JOHN A. PARK
    ----------------------                     ---------------------
    Karen A. Bayz                              John A. Park
    Managing Director and                      Executive Vice President
    Chief Financial Officer
Date:  October 13, 2009                    Date:  October 9, 2009


BNY MELLON TRUST OF DELAWARE               BNY MELLON TRUST OF DELAWARE

By: /S/ DAVID B. KUTCH                     By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    David B. Kutch                             Donald R. Monks
    Chairman and                               Senior Executive Vice President
    Chief Executive Officer
Date:  October 12, 2009                    Date:  October 12, 2009


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC

By: /S/  GARY JOHNSON
    ----------------------
    Gary Johnson
    Managing Director
Date:  December 10, 2010


BNY MELLON ARX INVESTIMENTOS LTDA          BNY MELLON ARX INVESTIMENTOS LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON SERVICOS FINANCEIROS            BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES         DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A                            MOBILIARIOS S.A

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON ARX ATIVOS FINANCEIROS          BNY MELLON ARX ATIVOS FINANCEIROS
LTDA                                       LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON GESTAO DE PATRIMONIO LTDA       BNY MELLON GESTAO DE PATRIMONIO LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


THE BOSTON COMPANY ASSET MANAGEMENT        THE BOSTON COMPANY ASSET MANAGEMENT
LLC                                        LLC

By: /S/ DAVE CAMERON                       By: /S/ JOSEPH P. GENNACO
    ----------------------                     ---------------------
    Dave Cameron                               Joseph P. Gennaco
    Chairman, President and                    Executive Vice President
    Chief Executive Officer                    and Chief Operating Officer
Date:  October 12, 2009                    Date:  October 12, 2009


BNY MELLON ASSET MANAGEMENT JAPAN          BNY MELLON ASSET MANAGEMENT JAPAN
LIMITED                                    LIMITED

By: /S/ SHOGO YAMAGUCHI                    By: /S/ DAVID JIANG
    ----------------------                     ---------------------
    Shogo Yamaguchi                            David Jiang
    President and                              Chairman and
    Representative Director                    Representative Director
Date:  December 29,2009                    Date:  December 29,2009


THE DREYFUS CORPORATION                    INSIGHT INVESTMENT (Global)
                                           MANAGEMENT LIMITED

By: /S/ JAMES BITETTO                      By: /s/ CHARLES FARQUHARSON
    ----------------------                     ----------------------
    James Bitetto                              Charles Farquharson
    Corporate Secretary                        Chief Risk Officer
Date:  October 7, 2009                     Date:  December 04, 2009


LOCKWOOD ADVISORS, INC.

By: /S/ DON MARCHESIELLO
    ----------------------
    Don Marchesiello
    President
Date:  October 6, 2009


MELLON CAPITAL MANAGEMENT                  MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ CHARLES J. JACKLIN                 By: /S/  KENNETH J. BRADLE
    ----------------------                     ---------------------
    Charles J. Jacklin                         Kenneth J. Bradle
    President and CEO                          President
Date:  October 8, 2009                     Date:  October 28, 2009


NEWTON INVESTMENT MANAGEMENT LIMITED       NEWTON CAPITAL MANAGEMENT LIMITED

By: /S/ ANDREW DOWNS                       By: /S/  ANDREW DOWNS
    ----------------------                     ---------------------
    Andrew Downs                               Andrew Downs
    Chief Operating Officer                    Chief Operating Officer
Date:  November 6, 2009                    Date:  November 6, 2009


STANDISH MELLON ASSET MANAGEMENT           PERSHING GROUP LLC
COMPANY LLC

By: /S/ DESMOND MAC INTYRE                 By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    Desmond Mac Intyre                         Brian T. Shea
    President and CEO                          Managing Director
Date: November 19, 2009                     Date:  October 9, 2009


URDANG CAPITAL MANAGEMENT, INC.            URDANG CAPITAL MANAGEMENT, INC.

By: /S/ RICHARD J. FERST                    By: /S/ E. TODD BRIDDELL
    ----------------------                     ---------------------
    Richard J. Ferst                           E. Todd Briddell
    President and                              Managing Director and
    Chief Operating Officer                    Chief Investment Officer
Date:  October 15, 2009                    Date:  October 15, 2009


URDANG SECURITIES MANAGEMENT, INC.         URDANG SECURITIES MANAGEMENT, INC.

By: /S/ E. TODD BRIDDELL                   By: /S/ RICHARD J. FERST
    ----------------------                     ---------------------
    E. Todd Briddell                           Richard J. Ferst
    Managing Director                          President and
    and Chief Investment Officer               Chief Operating Office
Date:  October 15, 2009                    Date:  October 15, 2009


WALTER SCOTT & PARTNERS LIMITED            WALTER SCOTT & PARTNERS LIMITED

By: /S/ ANNA NICHOLL                       By: /S/ CAROL-ANN FRASER
    ----------------------                     ---------------------
    Anna Nicholl                               Carol-Ann Fraser
    Chief Compliance Officer                   Compliance Officer
Date: October 8, 2009                      Date: October 8, 2009


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|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION

By: /S/ JOHN A. PARK
    ----------------------
    John A. Park
    Senior Vice President
Date:  October 9, 2009


BNY MELLON ASSET MANAGEMENT                BNY MELLON ASSET MANAGEMENT
INTERNATIONAL HOLDINGS LIMITED             INTERNATIONAL HOLDINGS LIMITED

By: /S/ GREG BRISK                         By: /S/ SHONA SPENCE
    ----------------------                     ---------------------
    Greg Brisk                                 Shona Spence
    Director                                   Director
Date: October 12, 2009                     Date: October 15, 2009


BNY MELLON INTERNATIONAL ASSET
MANAGEMENT GROUP LIMITED

By: /S/ JEREMY N. BASSIL
    ----------------------
    Jeremy N. Bassil
    Director
Date: October 13, 2009


MAM (MA) HOLDING TRUST                     MBC INVESTMENTS CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GORDON MOTTER
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gordon Motter
    President                                  Chairman, President and CEO
Date:  October 9, 2009                     Date:   October 9, 2009


NEWTON MANAGEMENT LIMITED                  NEWTON MANAGEMENT LIMITED

By: /S/ HELENA MORRISSEY                   By: /S/ ANDREW DOWNS
    ----------------------                     ---------------------
    Helena Morrissey                           Andrew Downs
    Director                                   Director
Date: October 15, 2009                     Date:  November 6, 2009


MELLON OVERSEAS INVESTMENT                 INSIGHT INVESTMENT MANAGEMENT
CORPORATION                                LIMITED

By: /S/ JON LITTLE                         By: /S/ CHARLES FARQUHARSON
    ----------------------                     ---------------------
    Jon Little                                 Charles Farquharson
    Chairman, President And                    Chief Risk Officer
    Chief Executive Officer
Date: December 04, 2009                    Date: December 04, 2009


BNY INTERNATIONAL FINANCING                THE BANK OF NEW YORK MELLON SA/NV
CORPORATION

By: /S/ FRED RICCIARDI                     By: /S/ JEAN-CHRISTOPHEMATHONET
    ----------------------                     ----------------------
    Fred Ricciardi                              Jean-ChristopheMathonet
    President                                   Managing Director
Date: August 30, 2010                      Date: October 4, 2010


BNY MELLON INVESTMENT HOLDINGS             MELLON JV LIMITED
(GERMANY) LIMITED

By: /S/ MARTIN TILLERT
    ----------------------
    Martin Tillert
    Managing Director
Date: January 10, 2013


BNY MELLON INVESTMENT MANAGEMENT           BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED                    (EUROPE)LIMITED

By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: March 14, 2013                           Date: March 14, 2013


BNY MELLON INVESTMENT MANAGEMENT
(JERSEY)LIMITED

By: /S/ GREG BRISK
    ----------------------------
    Greg Brisk
    Director
Date: March 14, 2013


BNY MELLON INTERNATIONAL ASSET             BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED              MANAGEMENT (HOLDINGS) No. 1 LIMITED
By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: April 5, 2013                        Date: April 5, 2013



-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH

By: /S/ CAROLINE SPECHT
    ----------------------
    Caroline Specht
    Managing Director, Head of
    Business Strategy and Legal
Date: August 24, 2010

MERITEN INVESTMENT MANAGEMENT GmbH         MERITEN INVESTMENT MANAGEMENT GmbH

By: /S/ WERNER TAIBER                      By: /S/ DR. NORBERT BECKER
    -------------------------                  --------------------------
    Werner Taiber                              Dr. Norbert Becker
    Chief Execution Officer                    Deputy Chief Execution Officer
Date: December 12, 2012                    Date: December 12, 2012

                           JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


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|                        Banks/Bank Holding Companies                       |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON                BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GERALD L. HASSELL
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gerald L. Hassell
    Vice Chairman                              President
Date:  October 09, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON                THE BANK OF NEW YORK MELLON

By: /S/ GERALD L. HASSELL                  By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    Gerald L. Hassell                          Donald R. Monks
    President                                  Vice Chairman
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON TRUST          THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION              COMPANY, NATIONAL ASSOCIATION

By: /S/ KAREN A. BAYZ                      By: /S/ JOHN A. PARK
    ----------------------                     ---------------------
    Karen A. Bayz                              John A. Park
    Managing Director and                      Executive Vice President
    Chief Financial Officer
Date:  October 13, 2009                    Date:  October 9, 2009


BNY MELLON TRUST OF DELAWARE               BNY MELLON TRUST OF DELAWARE

By: /S/ DAVID B. KUTCH                    By: /S/ DONALD R. MONKS
    ----------------------                    ----------------------
    David B. Kutch                             Donald R. Monks
    Chairman and                               Senior Executive Vice President
    Chief Executive Officer
Date:  October 12, 2009                    Date:  October 12, 2009


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC

By: /S/  GARY JOHNSON
    ----------------------
    Gary Johnson
    Managing Director
Date:  December 10, 2010


BNY MELLON ARX INVESTIMENTOS LTDA          BNY MELLON ARX INVESTIMENTOS LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON SERVICOS FINANCEIROS            BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES         DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A                            MOBILIARIOS S.A

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON ARX ATIVOS FINANCEIROS          BNY MELLON ARX ATIVOS FINANCEIROS
LTDA                                       LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON GESTAO DE PATRIMONIO LTDA       BNY MELLON GESTAO DE PATRIMONIO LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


THE BOSTON COMPANY ASSET MANAGEMENT        THE BOSTON COMPANY ASSET MANAGEMENT
LLC                                        LLC

By: /S/ DAVE CAMERON                       By: /S/ JOSEPH P. GENNACO
    ----------------------                     ---------------------
    Dave Cameron                               Joseph P. Gennaco
    Chairman, President and                    Executive Vice President
    Chief Executive Officer                    and Chief Operating Officer
Date:  October 12, 2009                    Date:  October 12, 2009


BNY MELLON ASSET MANAGEMENT JAPAN          BNY MELLON ASSET MANAGEMENT JAPAN
LIMITED                                    LIMITED

By: /S/ SHOGO YAMAGUCHI                    By: /S/ DAVID JIANG
    ----------------------                     ---------------------
    Shogo Yamaguchi                            David Jiang
    President and                              Chairman and
    Representative Director                    Representative Director
Date:  December 29,2009                    Date:  December 29,2009


THE DREYFUS CORPORATION                    INSIGHT INVESTMENT (Global)
                                           MANAGEMENT LIMITED

By: /S/ JAMES BITETTO                      By: /s/ CHARLES FARQUHARSON
    ----------------------                     ----------------------
    James Bitetto                              Charles Farquharson
    Corporate Secretary                        Chief Risk Officer
Date:  October 7, 2009                     Date:  December 04, 2009


LOCKWOOD ADVISORS, INC.

By: /S/ DON MARCHESIELLO
    ----------------------
    Don Marchesiello
    President
Date:  October 6, 2009


MELLON CAPITAL MANAGEMENT                  MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ CHARLES J. JACKLIN                 By: /S/  KENNETH J. BRADLE
    ----------------------                     ---------------------
    Charles J. Jacklin                         Kenneth J. Bradle
    President and CEO                          President
Date:  October 8, 2009                     Date:  October 28, 2009


NEWTON INVESTMENT MANAGEMENT LIMITED       NEWTON CAPITAL MANAGEMENT LIMITED

By: /S/ ANDREW DOWNS                       By: /S/  ANDREW DOWNS
    ----------------------                     ---------------------
    Andrew Downs                               Andrew Downs
    Chief Operating Officer                    Chief Operating Officer
Date:  November 6, 2009                    Date:  November 6, 2009


STANDISH MELLON ASSET MANAGEMENT           PERSHING GROUP LLC
COMPANY LLC

By: /S/ DESMOND MAC INTYRE                 By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    Desmond Mac Intyre                         Brian T. Shea
    President and CEO                          Managing Director
Date: November 19, 2009                     Date:  October 9, 2009


URDANG CAPITAL MANAGEMENT, INC.            URDANG CAPITAL MANAGEMENT, INC.

By: /S/ RICHARD J. FERST                    By: /S/ E. TODD BRIDDELL
    ----------------------                     ---------------------
    Richard J. Ferst                           E. Todd Briddell
    President and                              Managing Director and
    Chief Operating Officer                    Chief Investment Officer
Date:  October 15, 2009                    Date:  October 15, 2009


URDANG SECURITIES MANAGEMENT, INC.         URDANG SECURITIES MANAGEMENT, INC.

By: /S/ E. TODD BRIDDELL                   By: /S/ RICHARD J. FERST
    ----------------------                     ---------------------
    E. Todd Briddell                           Richard J. Ferst
    Managing Director                          President and
    and Chief Investment Officer               Chief Operating Office
Date:  October 15, 2009                    Date:  October 15, 2009


WALTER SCOTT & PARTNERS LIMITED            WALTER SCOTT & PARTNERS LIMITED

By: /S/ ANNA NICHOLL                       By: /S/ CAROL-ANN FRASER
    ----------------------                     ---------------------
    Anna Nicholl                               Carol-Ann Fraser
    Chief Compliance Officer                   Compliance Officer
Date: October 8, 2009                      Date: October 8, 2009


-----------------------------------------------------------------------------
|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION

By: /S/ JOHN A. PARK
    ----------------------
    John A. Park
    Senior Vice President
Date:  October 9, 2009


BNY MELLON ASSET MANAGEMENT                BNY MELLON ASSET MANAGEMENT
INTERNATIONAL HOLDINGS LIMITED             INTERNATIONAL HOLDINGS LIMITED

By: /S/ GREG BRISK                         By: /S/ SHONA SPENCE
    ----------------------                     ---------------------
    Greg Brisk                                 Shona Spence
    Director                                   Director
Date: October 12, 2009                     Date: October 15, 2009


BNY MELLON INTERNATIONAL ASSET
MANAGEMENT GROUP LIMITED

By: /S/ JEREMY N. BASSIL
    ----------------------
    Jeremy N. Bassil
    Director
Date: October 13, 2009


MAM (MA) HOLDING TRUST                     MBC INVESTMENTS CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GORDON MOTTER
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gordon Motter
    President                                  Chairman, President and CEO
Date:  October 9, 2009                     Date:   October 9, 2009


NEWTON MANAGEMENT LIMITED                  NEWTON MANAGEMENT LIMITED

By: /S/ HELENA MORRISSEY                   By: /S/ ANDREW DOWNS
    ----------------------                     ---------------------
    Helena Morrissey                           Andrew Downs
    Director                                   Director
Date: October 15, 2009                     Date:  November 6, 2009


MELLON OVERSEAS INVESTMENT                 INSIGHT INVESTMENT MANAGEMENT
CORPORATION                                LIMITED

By: /S/ JON LITTLE                         By: /S/ CHARLES FARQUHARSON
    ----------------------                     ---------------------
    Jon Little                                 Charles Farquharson
    Chairman, President And                    Chief Risk Officer
    Chief Executive Officer
Date: December 04, 2009                    Date: December 04, 2009


BNY INTERNATIONAL FINANCING                THE BANK OF NEW YORK MELLON SA/NV
CORPORATION

By: /S/ FRED RICCIARDI                     By: /S/ JEAN-CHRISTOPHEMATHONET
    ----------------------                     ----------------------
    Fred Ricciardi                              Jean-ChristopheMathonet
    President                                   Managing Director
Date: August 30, 2010                      Date: October 4, 2010


BNY MELLON INVESTMENT HOLDINGS             MELLON JV LIMITED
(GERMANY) LIMITED

By: /S/ MARTIN TILLERT
    ----------------------
    Martin Tillert
    Managing Director
Date: January 10, 2013


BNY MELLON INVESTMENT MANAGEMENT           BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED                    (EUROPE)LIMITED

By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: March 14, 2013                           Date: March 14, 2013


BNY MELLON INVESTMENT MANAGEMENT
(JERSEY)LIMITED

By: /S/ GREG BRISK
    ----------------------------
    Greg Brisk
    Director
Date: March 14, 2013


BNY MELLON INTERNATIONAL ASSET             BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED              MANAGEMENT (HOLDINGS) No. 1 LIMITED
By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: April 5, 2013                        Date: April 5, 2013



-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH

By: /S/ CAROLINE SPECHT
    ----------------------
    Caroline Specht
    Managing Director, Head of
    Business Strategy and Legal
Date: August 24, 2010

MERITEN INVESTMENT MANAGEMENT GmbH         MERITEN INVESTMENT MANAGEMENT GmbH

By: /S/ WERNER TAIBER                      By: /S/ DR. NORBERT BECKER
    -------------------------                  --------------------------
    Werner Taiber                              Dr. Norbert Becker
    Chief Execution Officer                    Deputy Chief Execution Officer
Date: December 12, 2012                    Date: December 12, 2012